02035839

RECD S.E.C.
MAY 17 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

ASHANTI GOLDFIELDS COMPANY LIMITED

P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE **16 May 2002**

ASHANTI GOLDFIELDS COMPANY LIMITED ("ASHANTI")

RESTRUCTURING UPDATE - FURTHER MILESTONES ACCOMPLISHED

Key Points

- The Grand Court of the Cayman Islands ("Grand Court") has granted an order to commence the Scheme of Arrangement ("Scheme") process to effect the proposed restructuring ("Proposed Restructuring") of the outstanding US$218.6 million 5½ per cent. Exchangeable Guaranteed Notes due 15 March 2003 issued by the Ashanti Group ("Existing Notes");

- Ashanti has published the documentation ("Documentation") relating to the Proposed Restructuring, comprising a Circular to Securityholders, Scheme Document and Listing Particulars, ahead of the deadline of 31 May 2002 agreed with an ad hoc committee representing approximately 65.5 per cent. of the Existing Notes ("Ad Hoc Committee");

- Requisite meetings of holders of the Existing Notes ("Noteholders") and Shareholders have been scheduled for 17 June 2002 and 28 June 2002 respectively, ahead of the deadline of 31 August 2002 agreed with the Ad Hoc Committee;

- Ashanti has obtained support for the Proposed Restructuring from approximately 79.3 per cent. of the Existing Notes;

- Ashanti has signed a new US$100 million 5 year revolving credit facility ("New RCF") for the Ashanti Group;

- Until the Proposed Restructuring is implemented the Ashanti Board will continue to review any other serious proposals which it considers to be in the interests of Ashanti.

Sam Jonah, Chief Executive commented: *"We are pleased that the Proposed Restructuring, which was announced in January, is on track to be implemented ahead of the 31 August deadline. We consider the new revolving credit facility to be a vote of confidence in the future of a restructured Ashanti".*

Expected Timetable

The following dates are indicative only and will depend, amongst other things, on the date upon which the Grand Court sanctions the Scheme and the satisfaction of various conditions as set out in the Documentation.

Court Meeting of the Noteholders	17 June 2002
Extraordinary General Meeting of Shareholders	28 June 2002
Grand Court hearing of petition to sanction the Scheme	2 July 2002
US Bankruptcy Court hearing for a Section 304 order	8 July 2002
Effective Date of Scheme	11 July 2002
Admission of the New Securities for trading	12 July 2002

A copy of the Notice convening the Court Meeting of Noteholders is attached as Appendix 1.

Support of the Proposed Restructuring

At the date of publication of the Documentation, Ashanti had obtained support for the Proposed Restructuring from approximately 79.3 per cent. of the Existing Notes. Ashanti has received, in aggregate, irrevocable undertakings from holders representing approximately 72.2 per cent. of the Existing Notes and letters indicating an intention to vote in favour of the Proposed Restructuring representing 7.1 per cent. of the Existing Notes.

Continuing review of other options available to Ashanti

Since the announcement of the Proposed Restructuring on 25 January 2002, Ashanti's share price has increased 43 per cent. to close at US$5.30 on 14 May 2002 (New York time). The increase in the period to 8 March 2002 resulted in the exchange price for the New Notes being set at US$5.75.

The Ashanti Board together with its restructuring advisers, Close Brothers Corporate Finance Limited ("Close Brothers") and Houlihan Lokey Howard & Zukin Capital, Inc. ("Houlihan Lokey"), has reviewed the options available to Ashanti. The Ashanti Board has also considered the potential of an underwritten issue of new equity to securityholders. Since Ashanti's announcement on 25 January 2002 detailing the Proposed Restructuring and resulting share price improvement, the Ashanti Board, together with Close Brothers, continues to believe that the Proposed Restructuring is fair and reasonable so far as Securityholders are concerned. In providing advice to the Ashanti Board, Close Brothers has taken into account, the commercial assessments of the directors of Ashanti. The Ashanti Board also considers that the Proposed Restructuring stands the best chance of being acceptable to all stakeholders and of being delivered within the timeframe available.

However, until the Proposed Restructuring is implemented the Ashanti Board will continue to review any other serious proposals which it considers to be in the interests of Ashanti. In considering any alternative proposals the Ashanti Board will take into

account the requirement to repay in full when due the Existing RCF and Existing Notes and the deliverability of any such proposal. If the Ashanti Board, after taking legal advice, recommends an alternative third party proposal which it believes is superior to the Proposed Restructuring, or determines not to proceed with the Proposed Restructuring because it is no longer in the interests of Ashanti, then the obligations in the form of written undertakings from the Ad Hoc Committee and others to vote in favour of the Proposed Restructuring would lapse.

New RCF

Ashanti has entered into a US$100 million 5 year revolving credit facility for the Ashanti Group which has been arranged by Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Hypo-und Vereinsbank AG, NM Rothschild & Sons Limited and Standard Bank London Limited.

The facility is conditional, amongst other things, on (i) there being no material adverse effect on (a) the business or financial condition of Ashanti, certain subsidiaries of Ashanti, or the Ashanti Group taken as a whole, (b) the ability of Ashanti and its relevant subsidiaries to perform its obligations under the New RCF, or (c) the validity of the facility agreement or security documents relating to the New RCF, and (ii) the Proposed Restructuring being completed, and (iii) appropriate regulatory approvals being obtained.

The terms and conditions of the New RCF provide for an interest rate of US$LIBOR plus 175 basis points for the first two years and 200 basis points for the remainder of the term. The facility amount will be reduced by US$10 million every six months (except the final payment) with effect from the first anniversary of drawdown. The final payment will be a bullet repayment of US$20 million. The final maturity date is 30 June 2007.

Current Trading and Prospects

On 8 May 2002, Ashanti published its unaudited consolidated results for the Ashanti Group for the first quarter ended 31 March 2002. Ashanti's ability to sustain the first quarter's operating performance during the second quarter will be challenged by, amongst other things, instability and possible shortage of power supply in Ghana, low grades mined at Obuasi during the start of the second quarter, continued lower than plan mill throughput at Iduapriem and the onset of rains at Siguiri.

Once completed, the Proposed Restructuring will have a considerable impact on the balance sheet of the Ashanti Group and its future results. In addition, the future financial results of the Ashanti Group will be affected by amongst other things the reduction in debt as a result of the equitisation of part of the Existing Notes, the increase in the number of Shares in issue, the changes in rate of the interest on the new notes being issued in connection with the Proposed Restructuring ("New Notes") and on the New RCF, compared with the Existing Notes and the Existing RCF, restructuring and refinancing costs and any accounting charge that may be required to be amortised over the first four years of the New Notes following an appraisal of the fair value of the securities received by the Noteholders under the Proposed Restructuring.

General

It should be noted that there can be no assurance that the Proposed Restructuring will be implemented. Securityholders should, given the uncertainties surrounding the Restructuring Proposals, exercise caution in relation to dealings in Ashanti's securities at the present time.

END

Enquiries:

Ashanti Goldfields Company Limited		
S Venkatakrishnan (Venkat), Chief Financial Officer	Tel:	+233 21 778 171
Ernest Abankroh, Company Secretary	Tel:	+233 21 774 977
North American Contact		
Golin Harris		
Allan Jordan	Tel:	+1 212 697 9191
Close Brothers Corporate Finance Limited (London)		
Martin Gudgeon, Director	Tel:	+ 44 20 7655 3100
Darren Redmayne, Manager		
Houlihan Lokey Howard & Zukin Capital, Inc. (Los Angeles)		
Alan Fragen, Managing Director	Tel:	+ 1 310 553 8871

Close Brothers, which is authorised in the UK to carry on investment business by the Financial Services Authority, and Houlihan Lokey are acting for Ashanti and no one else in connection with the Proposed Restructuring and will not be responsible to anyone other than Ashanti for providing the protections afforded to their customers or for providing advice to any other person in connection with the Proposed Restructuring.

Forward Looking Statements

This announcement and the Documentation contain a number of statements relating to plans, forecasts, and future results of Ashanti that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States ~ including but not limited to the restructuring of the Existing Notes, the restructuring of Ashanti's hedge book and negotiations to extend margin-free trading arrangements, the negotiations of a New RCF, future working capital, future production levels and operating costs and plans for diversification. Ashanti may also make written or oral forward looking statements in its presentations in its periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about Ashanti's beliefs, hopes, projections

and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation, subject to any continuous obligations or requirements of the UK Listing Authority Listing Rules, to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that conditions to the restructuring of the Existing Notes may not be satisfied, fulfilled or waived, the Scheme might not be approved by the holders of the Existing Notes or by the relevant Court, the restructuring of Ashanti's hedge book may not be able to proceed as hoped, Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook, and projections of the conditions under which a particular hedge counterparty might be permitted to make margin calls discussed will not differ materially from the statements contained in the Documentation.

Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in the Documentation. These Risk Factors include liquidity, gold price volatility, hedging operations, reserves estimates, exploration and development, mining, yearly output, infrastructure, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian Statutory provisions, dividends, litigation and restructuring risks. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated life of mines include the ability to profitably produce and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored

or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty.

Likewise the cashflows from and mark-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation, subject to any continuing obligations or requirements of the UK Listing Rules, to update publicly any of them in light of new information or future events.

APPENDIX 1

Cause No. 250 of 2002

IN THE GRAND COURT OF THE CAYMAN ISLANDS
IN THE MATTER OF
ASHANTI CAPITAL LIMITED
and
IN THE MATTER OF THE COMPANIES LAW (2001 SECOND REVISION)

NOTICE IS HEREBY GIVEN that by an Order dated 14 May 2002 made in the above matters, the Grand Court of the Cayman Islands (the "**Grand Court**") has directed a meeting (the "**Court Meeting**") to be convened of the holders, named on the register (which is maintained by The Bank of New York as trustee under the Indenture referred to below) at 5.00 p.m. (New York time) on 16 May 2002 (the "**Record Date**"), of the outstanding 5½ per cent. Exchangeable Guaranteed Notes issued by the above-named company (the "**Company**") and due 15 March 2003 (the "**Existing Notes**") (the "**Noteholders**"), for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the "**Scheme**") proposed to be made between the Company and the Noteholders and that such meeting will be held at 10.30 a.m. (New York time) on 17 June 2002 at the offices of Norton Rose, Kempson House, Camomile Street, London, EC3A 7AN.

VOTING ARRANGEMENTS

The following is a summary of the arrangements which have been made for the purpose of voting in respect of the Scheme at the Court Meeting. Full details of these arrangements, and the action to be taken by Noteholders and persons holding a beneficial or other proprietary interest in Existing Notes as principal on the Record Date ("Note Investors"), are set out in the document containing, among other things, a letter from the Chairman of Ashanti, an explanatory statement and the Scheme **(the "Scheme Document").**

The Scheme Document can be obtained by any person entitled or permitted to attend the Court Meeting during normal business hours on any day prior to the day appointed for the said meeting (other than a Saturday, Sunday or bank holiday) from the offices of The Bank of New York (as Registrar under the Scheme) at 48th Floor, One Canada Square, London E14 5AL (the "**Registrar**") Attn: Sunjeeve Patel (Ref: Ashanti Scheme), Close Brothers Corporate Finance Limited, 10 Crown Place, London EC2A 4FT (Ref: Martin Gudgeon), Houlihan Lokey Howard & Zukin Capital, 1930 Century Park West, Los Angeles, California 90067 (Ref: Alan Fragen), Norton Rose, Kempson House, Camomile Street, London EC3A 7AN (Ref: MALB), or Ashanti Goldfields Company Limited, Gold House, PO Box 2665 Accra, Ghana (Ref: Ernest Abankroh).

Almost all the Existing Notes are in global form held by Cede & Co as nominee for the Depositary Trust Company ("**DTC**"), being the Global Security Depositary under the indenture dated 5 March 1996 between the Company, Ashanti Goldfields Company

Limited and The Bank of New York (the "**Indenture**"). In accordance with the usual procedures of DTC, the persons recorded in the books of DTC as holding an interest in Existing Notes in an account with DTC at the Record Date ("**Account Holders**") will, in connection with the Proposed Restructuring, be appointed by Cede & Co as its proxies to vote in relation to the Existing Notes which they are recorded as holding in an account with DTC at the Record Date. The Account Holders (as directed by Note Investors) will appoint proxies to attend and vote at the Court Meeting. Each investor in Existing Notes should convey his instructions to his Account Holder or Noteholder as described below.

1 Completing a Voting Instruction and Release Form:

Votes attributable to Existing Notes may be cast either by attending and voting at the Court Meeting or by appointing someone else to do the same. The Scheme Document is accompanied by a voting instruction and release form (the "**Voting Instruction and Release Form**"). Note Investors should complete this form to elect whether to attend and vote at the Court Meeting or to appoint someone else to do the same.

Voting Instruction and Release Forms should be completed and submitted as described below in sufficient time for Account Holders to confirm the instructions in the forms electronically to DTC. DTC will then confirm those instructions electronically to the Registrar. The Account Holder or Noteholder must also forward the original Voting Instruction and Release Forms to the Registrar at the address and with the reference listed above, by 5.00 p.m. (New York time) on 10 June 2002. Time is of the essence with respect to such deadline.

If the Voting Instruction and Release Forms are received by the Registrar after that time, such forms will not be valid for the purposes of voting at the Court Meeting or for participating in the facility under which Note Investors may vary the proportions in which they receive consideration to which they are entitled. However, a Noteholder may still vote at the Court Meeting but must attend and vote in person in order to do so.

2 Attending to vote in person

If a Note Investor wishes to attend and vote at the Court Meeting in person, or to nominate and appoint another person to attend and vote at the meeting in person on his behalf, he must ensure that a properly endorsed and executed Voting Instruction and Release Form is sent to his Account Holder who must ensure that it is received by the Registrar by 5.00 p.m. (New York time) on 10 June 2002 and he (or the person nominated to attend on his behalf) must produce a copy of that Voting Instruction and Release Form at the Court Meeting together with evidence of his identity.

3 Arranging for votes to be cast in your absence

If you are entitled, but do not wish, to attend and vote at the Court Meeting, you may instruct the Account Holder or the Noteholder (if the Existing Notes are not held through DTC) to arrange for the Chairman of the Court Meeting to be appointed as proxy and for votes attributable to any Existing Notes in which you have an interest to be cast in accordance with your instructions.

4 General

By the Order, the Grand Court has appointed Srinivasan Venkatakrishnan or, failing him, Michael Gisborne or, failing him, William Hamilton-Turner, to act as Chairman at the said Court Meeting, and has directed the Chairman to report the result of the Court Meeting to the Grand Court.

In the event that the Scheme is approved by Noteholders or persons voting on their behalf, a hearing before the Grand Court is necessary in order to sanction the Scheme. All Noteholders will be entitled, and all Note Investors will be permitted, to attend the Grand Court hearing in person or through Counsel to support or oppose the sanctioning of the Scheme. It is expected that the Grand Court hearing will be held at 11.00 a.m. (New York time) on 2 July 2002 at the Grand Court of the Cayman Islands, Grand Cayman, British West Indies.

The Scheme will be subject to the subsequent sanction of the Grand Court.

Dated this 15th day of May 2002

Maples and Calder
Ugland House
PO Box 309 GT
South Church Street
George Town
Grand Cayman, Cayman Islands
British West Indies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ea*